Exhibit 4.2

                              CITY HOLDING COMPANY
                               AMENDMENT NO. 1 TO
                            1993 STOCK INCENTIVE PLAN

      This Amendment No. 1, dated as of September 23, 1999, to the City Holding Company 1993 Stock Incentive Plan, recites and provides as follows:

      At the annual meeting held on May 10, 1999 the shareholders of City Holding Company (the "Company") voted to amend the Company's 1993 Stock Incentive Plan (the "Plan"), pursuant to Article XIII of the Plan, to increase the aggregate number of shares of the Company's Common Stock that may be issued under the Plan by 1,000,000 shares. This amendment therefore increases the number of reserved shares under the Plan from 399,300 (including 300,000 shares originally authorized and 99,300 additional shares issuable pursuant to provisions of the Plan automatically increasing the number of authorized shares as a result of stock dividends) to 1,399,300.

      NOW, THEREFORE, the following Amendment to the Plan is hereby adopted:

The third sentence in Article V of the Plan is deleted in its entirety and the following sentence is substituted in its place:

      The maximum aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Options and SARs and the grant of Stock Awards under this Plan is 1,399,300.

      IN WITNESS WHEREOF, the Company has caused this Amendment No. 1 to be executed as of the date first above written.


                                       CITY HOLDING COMPANY



                                       By: /s/ Robert A. Henson
                                          ----------------------------
                                          Robert A. Henson
                                          Chief Financial Officer